3020 Denmark Ave. Suite 100
Eagan, Minnesota 55121
Tel: 651-234-3300
Fax: 651-234-3398

May 22, 2006

By EDGAR Transmission

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street N.W.

Washington, DC 20549

Attention:	John Cash
Division of Corporate Finance

Norcraft Holdings, L.P. and Norcraft Companies, L.P.

Form 10-K for the fiscal year ended December 31, 2005

File No. 333-119696 and 333-114924

Ladies and Gentlemen:

Norcraft Holdings, L.P. (“Holdings”) and Norcraft Companies, L.P. (“Norcraft” and together with Holdings, the “Company”) confirms receipt of the letter, dated May 9, 2006 from John Cash, Branch Chief, with comments of the staff of the Division of Corporate Finance (the “Staff”) to the Company’s above-captioned Form 10-K (the “Annual Report”).

For your convenience, we have set forth below the Staff’s comment in bold, followed by a description of the Company’s response thereto:

We note your vacation policy change on page 20; it appears that the change in “when” and “how many” hours are advanced to your employees will effect the calculation of your vacation accrual. It is not clear to us how this change would impact net income assuming each employee continues to earn the same amount of vacation time on an annual basis. Please clarify for us how your policy change impacted net income for the period ended December 31, 2005.

As stated in the Company’s Annual Report for the year ended December 31, 2005, the Company changed its vacation policy effective January 1, 2005. This policy change and its effects on the impacted employees were communicated in a memorandum issued to all employees dated December 28, 2004, with further clarification in a memorandum dated March 21, 2005. Under the old vacation policy, employees were advanced the full annual allowable number of vacation hours on January 1 of each year with the presumption that they would remain employed with the Company and use all of their allocated vacation by year end. Carry-forward at year end of any unused vacation was not permitted. If the employee terminated employment during the year, he or she was only paid for any unused vacation allocated to their vacation bank on January 1 of that year.

Under the old vacation policy, vacation hours allocated on January 1 of each year were earned and therefore expensed in the previous year. We believe this is consistent with paragraph 6(a) of Financial Accounting Standards Board Statement No. 43 “Accounting for Compensated Absences” (FAS 43). Under the accounting model for the old vacation policy, the Company had a liability accrued on December 31 of each year representing the allocated vacation advance which would be payable on January 1 of the subsequent year. These vacation hours were either taken by the employee in the subsequent year or the unused balance was paid in cash to the employee upon termination of the employee. In the case of an employee termination, such employee was paid at termination only the amount of the unused vacation earned in the prior year (i.e. the unused portion of that which was allocated or “advanced” on January 1). Such terminated employees were not paid for any vacation earned (for accounting purposes) in the current year representing vacation to be allocated or advanced on January 1 of the subsequent year.

The new vacation policy implemented on January 1, 2005 fundamentally changed the period(s) in which vacation is earned by employees. Under the old policy, all vacation was earned in the prior fiscal year to be allocated (or “banked”) on January 1 of the subsequent year and, therefore, used (or paid out in the event of termination) in the subsequent year. Under the new policy, only one week (40 hours) of vacation will be banked each January 1 (and therefore earned in the prior fiscal year). The remainder of an individual’s vacation will be earned in the current year. Carryover of unused vacation, however, is now allowed (up to 150% of an individual’s allowable vacation can now be carried over). The one week (40 hour) bank allocation on January 1 for each employee was effective however for the first time on January 1, 2006. The Company used 2005 as a transition year to switch from the old vacation policy to the new vacation policy. The following example demonstrates how the transition accounting during 2005 was treated. All employees were appropriately informed of these changes.

Example:

An employee has three weeks (120 hours) of vacation benefits.

•	On January 1, 2005, the employee was advanced 1.5 weeks (60 hours) of vacation to their bank for immediate use representing 50% of their earned vacation. Under the old policy, this would have been the full three weeks.

•	The remaining 1.5 weeks (60 hours) is now required to be earned in the current year and therefore was expensed ratably over 2005.

•	In addition, the 40 hours to be advanced on January 1, 2006 per the new policy, was also expensed ratably over 2005.

In connection with this change, the Company effectively recorded an entry reducing the vacation liability for the individual in the example above from three weeks (which was accrued on December 31, 2004) down to 1.5 weeks. We believe this entry to be appropriate since the amount of earned vacation hours for each employee was in fact reduced by 50% on January 1, 2005. This is evidenced by the fact that, under the new policy, if the individual in the above example terminated employment on January 2, they would have only been paid 1.5 weeks for unused vacation pay (not the three weeks under the old policy). Earned benefits therefore were taken away from our employees. As consideration, however, employees are now permitted to carry over certain amounts of unused vacation hours. The effect of this entry related to all employees, therefore, was to record a one-time benefit to income of $1.7 million, representing the reduction in the earned vacation liability on January 1, 2005, the date the new policy was implemented. We believe we have appropriately disclosed this reduction in our Annual Report for the fiscal year ended December 31, 2005.

Further to the example above, during 2005 we expensed a total of 100 hours of vacation (representing the remaining 60 hours of 2005 vacation to be earned in 2005, plus the 40 hours of vacation to be allocated to the individual’s bank on January 1, 2006) consistent with paragraph 6(a) of FAS 43. In 2006, we will expense 120 hours of vacation for the individual in the example representing 80 hours of 2006 vacation to be earned during 2006, plus the 40 hours of vacation to be allocated to the individual’s bank on January 1, 2007, again consistent with paragraph 6(a) of FAS 43. In addition to the one-time benefit to income of $1.7 million disclosed in our 2005 Annual Report, we also did not expense a full complement of vacation hours during 2005. This was a result of the fact that 2005 was a transition year from the old policy to the new policy. We concluded, however, that this impact was not significant enough to warrant separate disclosure, as it was approximately $0.4 million for the full year or $0.1 million per quarter.

Finally, in the period in which we implemented this change, we considered whether this was a change in accounting principle as described in paragraphs 7 and 8 of Accounting Principles Board Opinion No. 20, “Accounting Changes”. We concluded that this was not a change in accounting principle since we continued to consistently apply the guidance of paragraph 6(a) of FAS 43 by expensing the applicable vacation cost in the period in which it was earned. We believe the accounting model implemented in this circumstance was appropriate and consistent with how the vacation policy change was implemented. In conclusion, we believe the accounting and disclosure related to this matter is appropriate.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings. Furthermore, the Company acknowledges that Staff comments or changes to disclosure in response to the Staff’s comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to a filing and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Closing

We trust that the responses provided in this letter will be acceptable to the Staff. If you wish to discuss any of these matters further, please do not hesitate to contact the undersigned at (651) 234-3315 or (800) 297-0661.

Sincerely,

/s/ LEIGH GINTER
Leigh Ginter

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